Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 333-159722
This filing relates to the proposed acquisition of Data Domain, Inc. (“Data Domain”) by NetApp, Inc. (“NetApp”) pursuant to the terms of an Agreement and Plan of Merger, by and among NetApp, Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC, and Data Domain, dated as of May 20, 2009, as amended on June 3, 2009.
Posting on “The Missing Shade of Blue” blog by NetApp Competitive Analyst Alex McDonald on
June 12, 2009
Venezuelan Beaver Cheese
The EMC blogosphere is full of “Why I Work For EMC!” posts at the moment, and to be honest, it’s a concerted strategy to present EMC as the coolest and bestest employer in the tech industry. Ever.
I’m not in any doubt as to why, and if you’ve been following the press recently, I suspect you aren’t in any doubt either. EMC bloggers are supporting the central thesis of Uncle Joe’s open letter to Data Domain employees, that EMC is one of those rare things, a company that’s coolest and best and biggest, the undisputed leader of companies, a world-class, #1 company.
With one voice, they’re crying “I love it here! And so will you.” Which leads the inquisitive (actually, in my case, paranoid) amongst us to wonder if this is an orchestrated attempt to provide a bit of a public shove and push to the idea that corporate culture at EMC is just fine and dandy, and that there nothing to fear from being acquired. As an echo and reinforcement of Joe Tucci’s message, the blogs I’ve seen definitely toe the line.
Whatever the agenda, what are they saying about why they love EMC so? There’s a lot of high-falutin’ sentiments on display; some personal observations about what it’s like to work there, how to get promoted, where to wander round corridors talking to engineers about cool stuff, advice on what it takes to prosper, enjoy, fit in, etc etc.
The EMC they describe is like Venezuelan Beaver Cheese.
I love cheese. I’ve eaten a huge amount and variety in my time, from the humble Cheddar to the exotic ash covered Saint Maure. But if it was possible, the one I would really want to taste is the very rare Venezuelan Beaver Cheese. Some would have you believe that it’s more than just a cheese; that it’s the coolest and best and biggest cheese, the undisputed leader of cheeses, a world-class, #1 cheese.

Unfortunately, Venezuelan Beaver Cheese isn’t just rare, it doesn’t exist at all outside of a Monty Python sketch. Just like the picture of working at EMC we’re getting from these blogs. I don’t believe they’re being honest with themselves.
EMC is probably more like a ripe Vieux Boulogne, a cheese that’s an acquired taste best washed down with strong drink. Co-incidentally, it has the unenviable reputation for being the world’s smelliest.
Additional Information and Where to Find It
As mentioned above, in connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on Form S-4 (Commission File Number 333-159722) containing a Proxy Statement/Prospectus for Data Domain’s stockholders, and NetApp and Data Domain each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to the stockholders of Data Domain. BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF DATA DOMAIN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement, Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.